UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13D-1(b)(c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)


                               POPE & TALBOT, INC.
                               -------------------
                                (Name of Issuer)



                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    732827100
                                    ---------
                                 (CUSIP Number)



                                  June 15, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
|_|     Rule 13d-1(d)

                               Page 1 of 5 Pages

                                  SCHEDULE 13G

----------------------------                         ---------------------------
CUSIP No. 732827100                                           Page 2 of 5 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON (ENTITIES ONLY)

        Norske Skog Canada Pulp Operations Limited
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
        Not applicable                                                   (b) |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                         1,750,000
           NUMBER OF             -----------------------------------------------
            SHARES               6       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      0
             EACH                -----------------------------------------------
           REPORTING             7       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        1,750,000
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,750,000
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                           |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.2%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

                                  SCHEDULE 13G
                                  ------------

Item 1 (a)            Name of Issuer:

                      Pope & Talbot, Inc.

Item 1 (b)            Address of Issuer's Principal Executive Offices:

                      1500 SW First Avenue, Portland, Oregon 97201

Item 2 (a)            Name of Person Filing:

                      Norske Skog Canada Pulp Operations Limited

Item 2 (b)            Address of Principal Business Office:

                      9th Floor, 700 West Georgia Street, P.O. Box 10058 Pacific Centre, Vancouver, British Columbia V7Y 1J7

Item 2 (c)            Citizenship:

                      Canada

Item 2 (d)            Title of Class of Securities:

                      Common Stock, par value $1.00 per share

Item 2 (e)            CUSIP Number:

                      732827100

Item 3                Not Applicable

Item 4                Ownership:

                      (a)  Amount Beneficially Owned:1,750,000
                      (b)  Percent of Class:  11.2%
                      (c)  Number of Shares as to which the person has:

                           (i)    Sole power to vote or to direct the vote:
                                  1,750,000

                           (ii)   Shared power to vote or to direct the vote:  0

                           (iii) Sole power to dispose or to direct the disposition of: 1,750,000

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5                Ownership of Five Percent or Less of a Class:

                      Not Applicable

                               Page 3 of 5 Pages

Item 6                Ownership of More than Five Percent on Behalf of Another
                      Person:

                      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                      Not Applicable

Item 8                Identification and Classification of Members of the Group:

                      Not Applicable

Item 9                Notice of Dissolution of Group:

                      Not Applicable

Item 10               Certification:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 15, 2001



 /s/  Ralph Leverton
------------------------------
Signature

Name:  Ralph Leverton
Title: Secretary and Chief Financial Officer



                               Page 5 of 5 Pages